

July 1, 2020

James McCullough
Chief Executive Officer
Renalytix AI plc
Avon House 19 Stanwell Road
Penarth, Cardiff CF64 2EZ
United Kingdom

> **Re: Renalytix AI plc**
> **Registration Statement on Form F-1**
> **Filed June 24, 2020**
> **File No. 333-239414**

Dear Mr. McCullough:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1, filed on June 24, 2020

Note 11, Subsequent Events, Verici Dx Limited, page F-41

1.

With respect to the spin-off of Verici Dx Limited, please provide pro forma statements reflecting the disposition under Article 11 of Regulation S-X, or tell us why you are not required to provide the statements. Refer to Item 4(b) of Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alison Haggerty, Esq.